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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

         ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                             (AMENDMENT NO.       )

                               HEALTHSOURCE, INC.
                                (NAME OF ISSUER)

                               HEALTHSOURCE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                       5% CONVERTIBLE SUBORDINATED NOTES
                                  DUE 2003 OF
                               HEALTHSOURCE, INC.
                         (TITLE OF CLASS OF SECURITIES)

                                    42221AC8
                                   42221EAA2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DAVID C. KOPP, ESQ.
                               HEALTHSOURCE, INC.
                             TWO COLLEGE PARK DRIVE
                         HOOKSETT, NEW HAMPSHIRE 03106
                                 (603) 268-7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS OF BEHALF OF PERSON(S) FILING STATEMENT)

                                   Copies to:
                           DAVID G. POMMERENING, ESQ.
                             O'MELVENY & MYERS LLP
                     555 13TH STREET, N.W., SUITE 500 WEST
                             WASHINGTON, D.C. 20004
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

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
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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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
               $249,388,951.39                                  $49,877.79
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* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $246,175,000 principal amount of Notes at the purchase price (101% of the principal amount of the
  Notes, plus accrued and unpaid interest up to but excluding the date of payment) as of September 23, 1997 (the expected date of payment). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the
  Securities Exchange Act of 1934, as amended.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.
    IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM
    OR SCHEDULE AND THE DATE OF ITS FILING.

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
Amount previously paid:                       Filing party:
Form or registration no.:                     Date filed:

Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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                             INTRODUCTORY STATEMENT

     This Schedule 13E-4 relates to a change of control offer (the "Offer") by Healthsource, Inc., a New Hampshire corporation ("Healthsource"), to purchase for cash, on the terms and subject to the conditions set forth in the attached
Change of Control Notice and Offer to Purchase dated July 25, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 5% Convertible Subordinated Notes Due 2003 of Healthsource (the "Notes"). Prior to the Effective Time (as defined in the
Offer to Purchase), the Notes are convertible into shares of common stock, par value $0.10 per share, of Healthsource (the "Common Stock"), at a conversion price of $46.965 per share of Common Stock. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1.  SECURITY AND ISSUER.

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
(a)       The issuer of the Notes is Healthsource. The address of Healthsource's principal executive office is Two College Park Drive, Hooksett, New Hampshire 03106.
(b)       The securities which are the subject of the Offer are the 5% Convertible
          Subordinated Notes Due 2003 issued by Healthsource. The Notes are convertible into shares of Common Stock at a conversion price of $46.965 per share of Common Stock.
          As of July 25, 1997, there was $246,175,000 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 or integral multiples thereof, at 101% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the date of payment. To the best knowledge of Healthsource, no Notes are being purchased from any officer, director or affiliate of Healthsource.
(c)       The information set forth in the section of the Offer to Purchase entitled "Market
          Price Information" is incorporated herein by reference.
(d)       Healthsource is filing this statement. The address of Healthsource is set forth in
          Item 1(a).
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ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

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
(a)-(b)   The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
        AFFILIATE.

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
          The information set forth in the section of the Offer to Purchase entitled "The
          Offer -- Purpose and Effects of the Offer" is incorporated herein by reference.
          Upon purchase, the Notes will cease to be outstanding and will be delivered to The
          Bank of New York, as trustee, for cancellation immediately after such purchase.
(a)-(j)   The information set forth in the sections of the Offer to Purchase entitled "The
          Offer -- General," "Recent and Future Developments -- The Tender Offer" and
          "Available Information" is incorporated herein by reference.
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ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

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
          Not applicable.
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ITEM 5.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE ISSUER'S SECURITIES.

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
          The information set forth in the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer -- General," "The
          Offer -- Purpose and Effects of the Offer" and "Recent and Future Developments" is
          incorporated herein by reference.
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ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

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
          The information set forth in the section of the Offer to Purchase entitled "The
          Depositary and the Information Agent" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

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
(a)-(b)   The information set forth in the section of the Offer to Purchase entitled
          "Selected Financial Data" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

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
(a)       None.
(b)       None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.
(c)       None.
(d)       None.
(e)       Reference is hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.
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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

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
(a)       Exhibit (a)(1) Change of Control Notice and Offer to Purchase, dated July 25, 1997.
          Exhibit (a)(2) Letter of Transmittal.
          Exhibit (a)(3) Notice of Guaranteed Delivery.
          Exhibit (a)(4) Letter to clients.
          Exhibit (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
          Exhibit (a)(6) Notice published in The Wall Street Journal on July 25, 1997.
(b)       Not applicable.
(c)(1)    Indenture, dated as of March 6, 1996, between Healthsource, as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to Healthsource's
          Form S-3 Registration Statement No. 333-05223 dated June 4, 1996).
(c)(2)    First Supplemental Indenture, dated as of June 3, 1996, between Healthsource, as issuer, and The Bank of New York, as trustee.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HEALTHSOURCE, INC.

                                          By: /s/ BARRY R. MCHALE
                                            ------------------------------------
                                            Name: Barry R. McHale
                                            Title:  Vice President and Assistant
                                              Treasurer

Dated: July 25, 1997

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                                 EXHIBIT INDEX

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
EXHIBIT                                           DESCRIPTION
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
  (a)(1) --   Change of Control Notice and Offer to Purchase, dated July 25, 1997.
  (a)(2) --   Letter of Transmittal.
  (a)(3) --   Notice of Guaranteed Delivery.
  (a)(4) --   Letter to clients.
  (a)(5) --   Letter to brokers, dealers, commercial banks, trust companies and other nominees.
  (a)(6) --   Notice published in The Wall Street Journal on July 25, 1997.
  (c)(2) --   First Supplemental Indenture, dated as of June 3, 1996.
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